EXHIBIT 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maxium Offering Price per Share (1)	Proposed Maxium Aggregate Offering Price	Amount of Registration Fee

Shares of Common Stock,		$4.50	$10,000,000	$1,102.00
Common Stock issuable upon exercise of the Warrants(2)		$4.50	$500,000	$55.10
Total Offering Amounts		$4.50	$10,500,000	$1,157.10
Total Fees Previous Paid				$-
Net Fees Due				$1,157.10

(1) - Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on average of bid and asked price per share of the common stock as reported on the OTCQB® Market on June 16, 2023

(2) - Common stock issuable upon exercise of Warrants granted to the Underwriters.